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                  Filed By: MountainBank Financial Corporation

                       Subject Company: CNB Holdings, Inc.
                          Commission File No. 000-25934

                               Date: June 21, 2002

             Pursuant to Rule 425 under the Securities Act of 1933
            and deemed to be filed pursuant to Rule 14a-12 under the
                        Securities Exchange Act of 1934

         The following is a joint press release issued by Mountainbank Financial Corporation and CNB Holdings, Inc. on June 21, 2002, announcing that they have entered into a definitive agreement to merge. The text of the joint press release is as follows:

                                  News Release

Date:             Friday, June 21, 2002

Contact:          J. W. Davis, President and CEO
                  MountainBank Financial Corporation  (828) 693-7376

                  Hiawatha Nicely, Chairman
                  CNB Holdings, Inc.  (540) 994-0831

Release Date:     For Immediate Release

            CNB HOLDINGS, INC. AND MOUNTAINBANK FINANCIAL CORPORATION
                              SIGN MERGER AGREEMENT

PULASKI, VA. and HENDERSONVILLE, N.C. / June 21 / PR Newswire / -- The Boards of Directors of CNB Holdings, Inc.(Symbol:CNBY) and MountainBank Financial Corporation (OTCBB: MBFC) announced today the signing of a definitive agreement for the merger of CNB Holdings, Inc. with MountainBank Financial Corporation in a stock and cash transaction valued at approximately $13.8 million. The merger transaction is subject to the approval of the shareholders of CNB Holdings, Inc. and to receipt of required state and federal bank regulatory approvals. Subject to those contingencies, it is expected that the transaction will be consummated during the fourth quarter of 2002.

In combination with MountainBank Financial Corporation's recently announced proposed merger with Cardinal Bankshares Corporation of Floyd, Virginia, this transaction with CNB will increase MountainBank Financial Corporation's assets to approximately $900 million and will add considerably to the company's commitment of resources to southwestern Virginia. The transaction is structured whereby CNB shareholders will receive a combination of MountainBank Financial Corporation common stock and cash valued at approximately $13.50 per CNB share, with the actual number of shares to be issued for each CNB share to be based on the market value of MountainBank Financial's common stock immediately prior to consummation of the merger.

CNB Holdings, Inc., headquartered in Pulaski, Virginia, has approximately $61 million in assets. It is the bank holding company for Community National Bank, which operates two banking offices in Pulaski, Virginia.

MountainBank Financial Corporation, parent company of MountainBank headquartered in Hendersonville, N.C., has approximately $650 million in assets and currently operates 16 banking offices

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in nine western North Carolina counties and a mortgage subsidiary headquartered in Greenwood, South Carolina.

Mr. Hiawatha Nicely commented on the announcement stating, "We established Community National Bank in 1994 to serve the banking and financial needs of Pulaski. We strongly believe that our partnership with MountainBank will enable us to continue serving Pulaski with highly personalized service and will give us the financial resources to expand our business both in Pulaski and into surrounding markets. We believe that our philosophies and those of MountainBank are very compatible. They are an extremely customer driven organization, as is Community National, and we are very excited with this opportunity to partner with a vibrant and motivated organization such as MountainBank. We believe that the combination of our two companies will provide many additional resources to our customers and staff and the combined company's size and momentum will provide tangible benefits to our shareholders. We look forward to joining with MountainBank and to further expanding Community National's brand of personalized banking in Southwest Virginia."

J. W. Davis, President and Chief Executive Officer of MountainBank Financial Corporation, stated, "Community National Bank and MountainBank have similar operating philosophies, compatible cultures and a shared vision. This strategic alliance, coupled with our recently announced partnership with Cardinal Bankshares, expands our franchise in the very attractive southwest Virginia market."

                           ---------------------------

         This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding MountainBank Financial Corporation ("MFC"), CNB Holdings, Inc. ("CNB") and their proposed merger. Those statements include, but are not limited to: (1) statements about the benefits of the proposed merger (including future financial and operating results, cost savings, and enhanced revenues), (2) statements regarding MFC's and CNB's plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "projects," "would be," and similar expressions. These statements are based upon the current beliefs and expectations of MFC's and CNB's management and they are subject to significant risks and uncertainties. Actual or future results or events may differ from those set forth in the forward-looking statements.

         The following risks and other factors, among others, could cause actual results or events to differ materially from the anticipated results, events or other expectations expressed in the forward-looking statements: (1) that the businesses of MFC and CNB will not be integrated successfully or that the process of integrating their businesses may be more difficult, time-consuming or costly than expected; (2) that expected revenue synergies and cost savings from the merger may not be fully realized or may not be realized within the expected time frame; (3) that revenues following the merger may be lower than expected;
(4) that deposit attrition, operating costs, customer loss and business disruption following the merger, including without limitation difficulties in maintaining relationships with employees, may be greater than expected; (5) that required governmental approvals of the merger will not be obtained on its proposed terms and schedule; (6) that CNB's stockholders will not approve the merger; (7) that competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) that the strength of the United States economy in general, and of the local economies in which the combined company will operate, may be different than expected, which could result in, among other things, a deterioration in credit quality or a reduced demand for credit and have a negative effect on the combined company's loan portfolio and allowance for loan losses; (9) that there will be changes in the U.S. legal and regulatory framework; and (10) that there will be adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) which would negatively affect the combined company's business and operating results.

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         Additional factors that could cause MFC's and CNB's results to differ materially from those described in the forward-looking statements can be found in reports (such as Annual Reports on Form 10-K or 10-KSB, Quarterly Reports on Form 10-Q or 10-QSB and Current Reports on Form 8-K) filed by MFC and CNB with the Securities and Exchange Commission and which are available, without charge, at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed merger or other matters attributable to MFC and CNB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. MFC and CNB do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed merger will be submitted to the stockholders of CNB for their consideration and approval. MFC will file a registration statement, a prospectus (which will be combined with CNB's proxy statements) and other related documents with the SEC concerning the proposed merger. THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER FILINGS CONTAINING INFORMATION ABOUT CNB OR MFC, WILL CONTAIN IMPORTANT INFORMATION, AND CNB'S STOCKHOLDERS ARE URGED TO READ THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER. STOCKHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS (WHEN THEY BECOME AVAILABLE), AND ANY OTHER DOCUMENTS FILED BY MFC OR CNB, AT THE SEC'S INTERNET SITE (http://www.sec.gov). IN ADDITION, YOU MAY OBTAIN COPIES OF THE PROXY STATEMENT/PROSPECTUS, ANY SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED WITH THE SEC BY MFC, WITHOUT CHARGE, BY DIRECTING A REQUEST TO THE PRESIDENT, MOUNTAINBANK FINANCIAL CORPORATION, 201 WREN DRIVE, HENDERSONVILLE, N.C. 28792, TELEPHONE (828) 693-7376. YOU MAY OBTAIN COPIES OF ANY DOCUMENTS FILED WITH THE SEC BY CNB, WITHOUT CHARGE, BY DIRECTING A REQUEST TO THE PRESIDENT, CNB HOLDINGS, INC., 901 MEMORIAL DRIVE, PULASKI, VIRGINIA 24301, TELEPHONE (540) 994-0831.

         MFC and CNB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of CNB in favor of the proposed merger. INFORMATION ABOUT MFC'S DIRECTORS AND EXECUTIVE OFFICERS AND THEIR OWNERSHIP OF MFC'S CAPITAL STOCK IS CONTAINED IN THE PROXY STATEMENT DISTRIBUTED BY MFC IN CONNECTION WITH ITS 2002 ANNUAL MEETING OF STOCKHOLDERS WHICH WAS FILED WITH THE SEC ON MAY 15, 2002. INFORMATION ABOUT CNB'S DIRECTORS AND EXECUTIVE OFFICERS AND THEIR OWNERSHIP OF CNB'S CAPITAL STOCK IS CONTAINED IN THE PROXY STATEMENT DISTRIBUTED BY CNB IN CONNECTION WITH ITS 2002 ANNUAL MEETING OF STOCKHOLDERS WHICH WAS FILED WITH THE SEC ON APRIL 11, 2002. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF THOSE PARTICIPANTS IN THE PROPOSED MERGER MAY BE OBTAINED BY READING THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE.

         This press release does not constitute an offer of any securities for sale. Any offer will be made only by the proxy statement/prospectus.

SOURCE: CNB Holdings, Inc. and  MountainBank Financial Corporation

                              +++End of Release+++